Issuer Free Writing Prospectus, dated April 9, 2012

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated April 4, 2012

Registration Statement No. 333-166752

4,800,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described above and should be read together with the Preliminary Prospectus dated April 4, 2012 (the “Preliminary Prospectus”) included in Amendment No. 13 to the Registration Statement on Form S-1 (Registration No. 333-166752) relating to the initial public offering of common stock by Erickson Air-Crane Incorporated. The following information supplements and updates the information contained in the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. To review a filed copy of the Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1490165/000104746912003866/0001047469-12-003866-index.htm.

Potential Purchases by Controlling Stockholders in Offering

Two of our principal stockholders, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. (the “Purchasing Stockholders”), have indicated an interest in purchasing an aggregate of at least 750,000 and up to 1,250,000 shares of our common stock from the underwriters in this offering at the initial public offering price. Although we expect the Purchasing Stockholders to purchase such shares of common stock, indications of interest are not binding agreements or commitments to purchase.  No underwriting discounts or commissions will be applicable with respect to any shares of common stock that are sold to the Purchasing Stockholders.  As a result, the net proceeds we will receive from the sale of shares of common stock in this offering as disclosed in the Preliminary Prospectus will be increased by an amount equal to the underwriting discounts and commissions that are not deducted in respect of any shares purchased by the Purchasing Stockholders in connection with this offering.  We will use such additional net proceeds to pay down indebtedness under our revolving credit facility.

After this offering, if the Purchasing Stockholders purchase the maximum 1,250,000 shares of our common stock that they have indicated an interest in purchasing, entities affiliated with ZM Equity Partners, LLC will own approximately 63% of our outstanding common stock, and two of our directors will continue to be managing directors of Centre Lane Partners LLC, an affiliate of ZM Equity Partners. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions.

All of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that the 750,000 to 1,250,000 shares that the Purchasing Stockholders may purchase in this offering will be subject to the lock-up restrictions described in the Preliminary Prospectus and generally may be sold in the public market only in compliance with Rule 144 under the Securities Act. When these lock-up agreements expire, the 4,802,970 outstanding shares currently held by our stockholders, the 750,000 to 1,250,000 aggregate amount of shares that the Purchasing Stockholders may purchase in this offering, the 252,935 RSUs we intend to issue to certain members of our management, and the 4,864 RSUs we intend to issue to our independent directors concurrently with the closing of this offering will become eligible for sale, in some cases subject only to the volume, manner of sale, and notice requirements of Rule 144 of the Securities Act.

Tangible Net Worth Covenant

To clarify disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—Senior Credit Facilities,” beginning with the quarter ending June 30, 2012, we will be subject to a tangible net worth covenant under which we are required to have a tangible net worth of not less than $75.0 million plus 90% of the net proceeds from our issuance of certain equity interests after April 30, 2010 (other than proceeds used substantially contemporaneously with receipt to retire or redeem specified subordinated debt and/or Series A Redeemable Preferred Stock), which requirement increases to $100.0 million for the quarter ending September 30, 2012 and subsequent quarters.

Forward-Looking Statements

This free writing prospectus includes forward-looking statements. In some instances, you can identify forward-looking statements by words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “predict,” “potential,” and similar expressions, as they relate to us, our business, and our management. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good-faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements and Industry Data” in the Preliminary Prospectus.

Availability of Prospectus

Erickson Air-Crane Incorporated (“Erickson”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents Erickson has filed with the SEC for more complete information about Erickson and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Erickson, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-443-224-1988.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.